March 12, 2018
Mr. Hugh West
Accounting Branch Chief
Office of Financial Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Franklin Resources, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2017
Filed November 13, 2017
File No. 001-09318

Dear Mr. West:

We have received your letter dated March 2, 2018. Set forth below are the comments in your letter followed by our response.

Form 10-K for the Fiscal Year Ended September 30, 2017
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Assets Under Management (“AUM”), page 33

1.	Comment:

We note from your AUM rollforwards and related tables (beginning on page 35) that you aggregate market appreciation and long-term distributions (i.e. Net Market Change and Other); however, in your prior year annual and interim reports this information was disaggregated. Please address the following:

•	Provide us with some background explaining why you revised your tables to provide aggregated amounts in the current fiscal year.

•
Revise your disclosure in future filings to provide a more accurate line-item description (e.g. Net Market Changes, Long-term distributions, and other). In addition, provide a footnote to this line item quantifying each of the components for each year the information is provided.

•	Revise your disclosure in future filings to provide an appropriate level of quantitative and qualitative textual discussion accompanying the tables.

•	Revise your disclosure in future filings, including any 8-K’s and other related information, to provide a clear description of what those long-term distributions represent.

Response:

•
We aggregated market appreciation and long-term distributions in the AUM tables as both amounts are related to market performance. Distributions result from market returns, i.e. net investment income and net realized gains, in the underlying funds. While we combined the amounts in the tables, we disclosed the material individual components of “net market change and other” for each period in the paragraphs immediately following the tables.

•
In future filings, we will revise the line item description from “Net market change and other” to “Net market change, distributions and other.” We do not believe that a footnote quantifying the components is necessary as we plan to continue to disclose the material components in the paragraphs immediately following the tables.

•
We believe that our filings provide an appropriate level of quantitative and qualitative textual discussion of AUM activity. However, we will continue to evaluate the disclosure and consider whether any revisions are necessary based on the facts and circumstances of the changes in our AUM.

•	In future filings, we will provide a description of what long-term distributions represent.

Please do not hesitate to contact me at 650-312-2230 if you have any additional questions.

Sincerely,

/s/ Kenneth A. Lewis

Kenneth A. Lewis
Chief Financial Officer and Executive Vice President
Franklin Resources, Inc.

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